SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

BP Midstream Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

0556EL 109

(CUSIP Number)

Hans F. Boas

501 Westlake Park Boulevard

Houston, Texas 77079

Tel: (281) 366-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 30, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0556EL 109	13D	Page 2 of 3 Pages

1	NAMES OF REPORTING PERSONS BP Midstream Partners Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delawre
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 55,876,070 units
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 55,876,070 units*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,876,070 units**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.9%**
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

*	Consists of 3,500,535 common units and 52,375,535 subordinated units representing limited partner interests in BP Midstream Partners LP. BP Midstream Partners Holdings LLC may also be deemed to be the indirect beneficial owner of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) through its controlling interest in BP Midstream Partners GP LLC. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of the BP Midstream Partners LP, which is incorporated herein by reference to Exhibit 3.1 to BP Midstream Partners LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 2017.
**	Based on a total of 51,294,893 common units and 52,375,535 subordinated units outstanding as of November 7, 2017.

CUSIP No. 0556EL 109	13D	Page 2 of 3 Pages

1	NAMES OF REPORTING PERSONS BP Pipelines (North America) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maine
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 55,876,070 units
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 55,876,070 units*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,876,070 units**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.9%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Consists of 3,500,535 common units and 52,375,535 subordinated units representing limited partner interests in the BP Midstream Partners LP, held of record by BP Midstream Partners Holdings LLC, a wholly owned subsidiary of BP Pipelines (North America) Inc. BP Pipelines (North America) Inc. may also be deemed to be the indirect beneficial owner of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) through BP Midstream Partners Holdings LLC’s controlling interest in the BP Midstream Partners GP LLC. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of the BP Midstream Partners LP, which is incorporated herein by reference to Exhibit 3.1 to the BP Midstream Partners LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 2017.
**	Based on a total of 51,294,893 common units and 52,375,535 subordinated units outstanding as of November 7, 2017.

Schedule 13D

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to common units (“Common Units”) representing limited partner interests of BP Midstream Partners LP, a Delaware limited partnership (the “Partnership”), whose principal executive offices are located at 501 Westlake Park Boulevard, Houston, Texas 77079.

Upon the termination of the subordination period as set forth in the Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”), the subordinated units (“Subordinated Units”) representing limited partner interests in the Partnership held by the Reporting Persons (as defined below) are convertible into Common Units on a one-for-one basis.

Item 2.	Identity and Background

(a)    This Schedule 13D is jointly filed pursuant to a Joint Filing Statement attached hereto as Exhibit A by and between (i) BP Pipelines (North America) Inc. (“BP Pipelines”) and (ii) BP Midstream Partners Holdings LLC (“BP Holdco” and, together with BP Pipelines, the “Reporting Persons”).

(b) The business address of the Reporting Persons and the Covered Individuals (as defined below) is 501 Westlake Park Boulevard, Houston, Texas 77079.

(c)    The principal business of the Reporting Persons is the ownership and operation, directly or indirectly, of pipelines and other assets supporting midstream operations, and the investment in interests in the Partnership.

BP Pipelines is a Maine corporation. The name and present principal occupation of each executive officer and director of BP Pipelines (the “BP Pipelines Covered Individuals”) are set forth on Schedule I to this Schedule 13D, which is incorporated herein by reference. BP Pipelines is the direct sole member of BP Holdco.

BP Holdco is a Delaware limited liability company and wholly owned subsidiary of BP Pipelines. The name and present principal occupation of each executive officer of BP Holdco (the “BP Holdco Covered Individuals”) are set forth on Schedule I to this Schedule 13D, which is incorporated herein by reference.

The BP Pipelines Covered Individuals and BP Holdco Covered Individuals are collectively referred to as the “Covered Individuals.”

(d) – (e) During the past five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Individuals has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the Covered Individuals, required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

The Partnership was formed on May 22, 2017 as a Delaware limited partnership to own, operate, develop and acquire pipelines and other midstream assets. Upon the formation of the Partnership, BP Holdco, as the organizational limited partner, contributed $100 to the Partnership.

At the closing of the Partnership’s initial public offering on October 30, 2017 (the “Offering”), in exchange for the contribution of certain assets to the Partnership, the Partnership issued to BP Holdco, 3,500,535 Common Units and 52,375,535 Subordinated Units representing an aggregate 56.8% limited partner interest in the Partnership as of such time, pursuant to a Contribution, Assignment and Assumption Agreement dated October 30, 2017, among BP Midstream Partners GP LLC (the “General Partner”), the Partnership, BP Pipelines, BP Holdco and the Standard Oil Company (“Standard Oil”).

On October 25, 2017, certain Covered Individuals acquired with personal funds, beneficial ownership of Common Units through a direct allocation at the request of the Partnership by the underwriters at the initial public offering price of $18.00 per Common Unit, as noted on Schedule I attached hereto.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Units and Subordinated Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)    The Subordinated Units owned of record by the Reporting Persons are convertible into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. The General Partner may grant unit options, unit appreciation rights, restricted units, unit awards, phantom units, distribution equivalent rights, cash awards, performance awards and other unit-based awards and substitute awards to employees, officers, consultants and directors of the General Partner and its affiliates pursuant to the BP Midstream Partners LP 2017 Long Term Incentive Plan (the “LTIP”). The General Partner may acquire Common Units for issuance pursuant to the LTIP on the open market, may issue Common Units already owned by the General Partner, may issue Common Units acquired by the General Partner directly from the Partnership or any other person or any combination of the foregoing.

(b)    None.

(c)    None.

(d)    The General Partner has sole responsibility for conducting the Partnership’s business and managing its operations and is ultimately controlled by BP Pipelines through its ownership of BP Holdco. Some of BP Pipelines’ executive officers and directors and some of BP Holdco’s executive officers also serve as executive officers and directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Partnership’s unitholders. BP Holdco has the ability to appoint all the members of the board of directors of the General Partner.

(e)    Subject to the restrictions contained in the Partnership Agreement, BP Pipelines, as the indirect owner of the General Partner of the Partnership, exercises control over the amount of distributions declared by the Partnership and may cause the Partnership to change its capitalization, through the issuance of debt or equity securities, from time to time in the future. BP Pipelines has no current intention of changing the present capitalization or distributions of the Partnership.

(f)    None.

(g)    None.

(h)    None.

(i)    None.

(j)    Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Partnership in the open market, in privately negotiated transactions (which may be with the Partnership or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Partnership or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)    BP Pipelines does not directly own any Common Units or Subordinated Units; however, as the sole member of BP Holdco, it may be deemed to beneficially own (x) 3,500,535 Common Units held of record by BP Holdco, which represents approximately 6.8% of the outstanding Common Units of the Partnership and (y) 52,375,535 Subordinated Units held of record by BP Holdco, which represent all of the outstanding Subordinated Units.

(1)    BP Holdco is the record and beneficial owner of (x) 3,500,535 Common Units, which represents 6.8% of the outstanding Common Units, and (y) 52,375,535 Subordinated Units, which represents all of the outstanding Subordinated Units.

(2)    In addition, as of the date of this report, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth on Schedule I hereto.

The percentages set forth in Item 5(a) are based on the number of Common Units (51,294,893) and Subordinated Units (52,375,535) issued and outstanding as of November 7, 2017, as reported to the Reporting Persons by the Partnership.

(b)    The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in Schedule I hereto has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in Schedule I hereto.

(c)    Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d)    The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. See Schedule I for the information applicable to the Covered Individuals. Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference herein.

The Partnership Agreement

The General Partner, as the sole general partner of the Partnership, and BP Holdco, as the organizational limited partner of the Partnership, are party to the Partnership Agreement.

Cash Distributions

The Partnership intends to make a minimum quarterly distribution to the holders of Common Units and Subordinated Units of $0.2625 per unit, or $1.05 per unit on an annualized basis, to the extent the Partnership has sufficient cash after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to the General Partner. The amount of distributions the Partnership will pay and the decision to make any distribution is determined by the General Partner, taking into consideration the terms of the Partnership Agreement. Additionally, certain restrictions in the Partnership’s new revolving credit agreement may restrict the Partnership’s ability to make distributions.

The Partnership Agreement provides that the General Partner will make a determination as to whether to make a distribution, but the Partnership Agreement does not require the Partnership to pay distributions at any time or in any amount.

The Partnership Agreement provides that, during the subordination period, the Common Units will have the right to receive distributions from operating surplus each quarter in an amount equal to $0.2625 per Common Unit, which amount is defined in the Partnership Agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the Common Units from prior quarters, before any distributions from operating surplus may be made on the Subordinated Units.

If the Partnership makes a distribution from operating surplus for any quarter ending before the end of the subordination period, the Partnership Agreement requires that we make the distribution in the following manner:

•	first, to the holders of Common Units, pro rata, until the Partnership distributes for each Common Unit an amount equal to the minimum quarterly distribution for that quarter and any arrearages in payment of the minimum quarterly distribution on the Common Units for any prior quarters; and

•	second, to the holders of Subordinated Units, pro rata, until the Partnership distributes for each Subordinated Unit an amount equal to the minimum quarterly distribution for that quarter;

•	thereafter, in the manner described in the Partnership Agreement taking into account the General Partner’s incentive distribution rights.

If for any quarter:

•	The Partnership has distributed cash from operating surplus to the holders of Common Units and Subordinated Units in an amount equal to the minimum quarterly distribution; and

•	The Partnership has distributed cash from operating surplus to the holders of Common Units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then the Partnership will make additional distributions from operating surplus for that quarter among the holders of Common Units and Subordinated Units and the holders of the incentive distribution rights in the following manner:

•	first, to all holders of Common Units and Subordinated Units, pro rata, until each unitholder receives a total of $0.3019 per unit for that quarter;

•	second, 85.0% to all holders of Common Units and Subordinated Units, pro rata, and 15.0% to the holders of incentive distribution rights, until each unitholder receives a total of $0.3281 per unit for that quarter;

•	third, 75.0% to all holders of Common Units and Subordinated Units, pro rata, and 25.0% to the holders of incentive distribution rights, until each unitholder receives a total of $0.3938 per unit for that quarter; and

•	thereafter, 50.0% to all holders of Common Units and Subordinated Units, pro rata, and 50.0% to the holders of incentive distribution rights.

Conversion of Subordinated Units

The subordination period will extend until the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending December 31, 2020, if each of the following has occurred:

•	for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date, aggregate distributions from operating surplus equaled or exceeded the sum of the minimum quarterly distribution multiplied by the total number of Common Units and Subordinated Units outstanding in each quarter in each period;

•	for the same three consecutive, non-overlapping four-quarter periods, the “adjusted operating surplus” (as described in the Partnership Agreement) equaled or exceeded the sum of the minimum quarterly distribution multiplied by the total number of Common Units and Subordinated Units outstanding during each quarter on a fully diluted weighted average basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the Common Units.

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the Subordinated Units will convert into Common Units on a one-for-one basis, on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending December 31, 2018, if each of the following has occurred:

•	for one four-quarter period immediately preceding that date, aggregate distributions from operating surplus exceeded 150.0% of the minimum quarterly distribution multiplied by the total number of Common Units and Subordinated Units outstanding in each quarter in the period;

•	for the same four-quarter period, the “adjusted operating surplus” equaled or exceeded 150.0% of the sum of the minimum quarterly distribution multiplied by the total number of Common Units and Subordinated Units outstanding during each quarter on a fully diluted weighted average basis, plus the related distribution on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the Common Units.

When the subordination period ends, each outstanding Subordinated Unit will convert into one Common Unit and will then participate pro rata with the other Common Units in distributions.

Issuance of Additional Units

The Partnership Agreement authorizes the Partnership to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by the General Partner without the approval of the unitholders.

Limited Voting Rights

The General Partner will manage and operate the Partnership. Unlike the holders of common stock in a corporation, unitholders will have only limited voting rights on matters affecting the Partnership’s business. Unitholders will have no right to elect the General Partner or its directors on an annual or other continuing basis. The General Partner may not be removed except for cause by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by the General Partner and its affiliates, voting together as a single class. As of November 7, 2017, BP Holdco owns an aggregate of 53.9% of outstanding units. This gives BP Holdco the ability to prevent the removal of the General Partner. In addition, any vote to remove the General Partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the Common Units and a majority of the Subordinated Units, voting as separate classes. This will provide BP Holdco the ability to prevent the removal of the General Partner.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the outstanding Common Units, the General Partner has the right, but not the obligation, to purchase all of the remaining Common Units at a price equal to the greater of (1) the average of the daily closing price of the Common Units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by the General Partner or any of its affiliates for Common Units during the 90-day period preceding the date such notice is first mailed.

The General Partner’s Limited Liability Company Agreement

Under the First Amended and Restated Limited Liability Company Agreement of the General Partner (the “General Partner LLC Agreement”), BP Holdco has the right to appoint the members of the board of directors of the General Partner.

Lockup Agreements

Each of the Partnership, BP Holdco, the General Partner and certain of the Covered Individuals agreed that for a period of 180 days from October 25, 2017, they will not, without the prior written consent of Citigroup Global Markets Inc., dispose of any Common Units or any securities convertible into or exchangeable for Common Units.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Partnership.

References to, and descriptions of, the Partnership Agreement of the Partnership as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Partnership’s current report on Form 8-K filed with the Commission on November 1, 2017, which is incorporated in its entirety in this Item 6. References to, and descriptions of, the General Partner LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement of the General Partner filed as Exhibit 3.4 to the Partnership’s Registration Statement on Form S-1 (File No. 333-220407) filed with the Commission on September 11, 2017, which is incorporated in its entirety in this Item 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Joint Filing Statement (filed herewith).

Exhibit B	Amended and Restated Agreement of Limited Partnership of BP Midstream Partners LP (incorporated by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-38260) filed with the Commission on November 1, 2017 and incorporated herein by reference).

Exhibit C	First Amended and Restated Limited Liability Company Agreement of BP Midstream Partners GP LLC (incorporated by reference to Exhibit 3.4 to the Issuer’s registration statement on Form S-1 (File No. 333-220407) filed with the Commission on September 11, 2017 and incorporated herein by reference).

Exhibit D	Contribution, Assignment and Assumption Agreement, dated as of October 30, 2017, by and among BP Midstream Partners LP, BP Midstream Partners GP LLC, BP Midstream Partners Holdings LLC, BP Pipelines (North America) Inc. and the Standard Oil Company (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-38260) filed with the Commission on November 1, 2017).

Exhibit E	Underwriting Agreement, dated as of October 25, 2017, by and among BP Midstream Partners LP, BP Midstream Partners GP LLC, BP Pipelines (North America) Inc. and BP Midstream Partners Holdings LLC, and Citigroup Global Markets Inc., Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, as representatives of the several underwriters named in Schedule I thereto (incorporated by reference to Exhibit 1.1 to the Issuer’s current report on Form 8-K (File No. 001-38260) filed with the Commission on October 31, 2017 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2017

BP PIPELINES (NORTH AMERICA) INC.

By:	/s/ Gerald Maret
Name:	Gerald Maret
Title:	President

BP MIDSTREAM PARTNERS HOLDINGS LLC

By:	/s/ Gerald Maret
Name:	Gerald Maret
Title:	President

SCHEDULE I

The name and business address of each of the executive officers of BP Midstream Partners Holdings LLC and each of the executive officers and directors of BP Pipelines (North America) Inc. are set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer, BP Midstream Partners Holdings LLC or BP Pipelines (North America) Inc.).

Officers of BP Midstream Partners Holdings LLC

Gerald J. Maret

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: President of BP Midstream Partners Holdings LLC, President and Director of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 2,500 common units (1)

Brian Smith

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Vice President & Chief Financial Officer of BP Midstream Partners Holdings LLC.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Nicholas Burgin

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Vice President & General Tax Officer of BP Midstream Partners Holdings LLC, and Vice President & General Tax Officer of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Susan Baur

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Vice President of BP Midstream Partners Holdings LLC, and Vice President and Director of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Audrey Smith Hill

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Vice President of BP Midstream Partners Holdings LLC, and Vice President of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Daniel P. Knapp

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Vice President of BP Midstream Partners Holdings LLC, and Vice President of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Luana G. Slenk

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Treasurer of BP Midstream Partners Holdings LLC, and Treasurer of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Lisa Benton

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Controller of BP Midstream Partners Holdings LLC and Controller and Director of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Nike Thorpe

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Secretary of BP Midstream Partners Holdings LLC, and Secretary of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Paul Broman

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Tax Officer of BP Midstream Partners Holdings LLC, and Tax Officer of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Carol Clenney

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Tax Officer of BP Midstream Partners Holdings LLC, and Tax Officer of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Mark Hennen

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Tax Officer of BP Midstream Partners Holdings LLC, and Tax Officer of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Patrice Henry

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Assistant Treasurer of BP Midstream Partners Holdings LLC, and Assistant Treasurer of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Joletta D. Martin

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Assistant Treasurer of BP Midstream Partners Holdings LLC, and Assistant Treasurer of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Officers of BP Pipelines (North America) Inc.

Gerald J. Maret

(see above)

Scott Daniels

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Vice President & Chief Financial Officer of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Nicholas Burgin

(see above)

Susan Baur

(see above)

Andrew T. Fiedler

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Vice President of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Chris Greco

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Vice President of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Tom Halaska

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Vice President of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Jeffrey S. Heller

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Vice President of BP Midstream Partners Holdings LLC, and Vice President of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Audrey Smith Hill

(see above)

Daniel P. Knapp

(see above)

Christine Mack

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Vice President of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

James J. Trussell

501 Westlake Park Boulevard, Houston, TX 77079

Principal Occupation: Vice President of BP Pipelines (North America) Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Luana G. Slenk

(see above)

Lisa Benton

(see above)

Nike Thorpe

(see above)

Paul Broman

(see above)

Carol Clenney

(see above)

Mark Hennen

(see above)

Patrice Henry

(see above)

Joletta D. Martin

(see above)

Directors of BP Pipelines (North America) Inc.

Gerald Maret

(see above)

Lisa Benton

(see above)

Susan Baur

(see above)

(1)	On October 25, 2017, Mr. Maret purchased 2,500 units pursuant to a direct allocation.